

Mail Stop 3030

November 15, 2017

Vernon A. LoForti
Chief Financial Officer
InfoSonics Corporation
4435 Eastgate Mall, Suite 320
San Diego, CA 92122

      Re: InfoSonics Corporation
               Amendment No. 1 to Registration Statement on Form S-4
               Filed October 31, 2017
               File No. 333-220525

Dear Mr. LoForti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2017 letter.

InfoSonics Reasons for the Merger . . ., page 43

1.   Expand your revisions added in response to prior comment 4 to address the forecasted financial information disclosed on page 47.

Projected Financial Information, page 46

2.   Your revisions added in response to prior comment 5 address only InfoSonics' financial projections. Please expand to also address Cooltech's projections. Ensure your revisions explain the reasons underlying the disclosure you add. We note, for example, notes 2-6 added to page 47 simply recite the amount of the change, rather than the reason for the change.

Opinions of Stout Risius Ross, LLC, page 49

3.   We note your response to prior comment 7 and your disclosure on page 21 that "[s]ince that opinion was issued, the acquisition of OneClick has been completed on October 1, 2017 and the indebtedness amount exceeds the assumption used in Stout's opinion. As a result, the changed indebtedness may affect the opinion of Stout if it had been issued at a later date." Revise the disclosure in this section to include the substance of this disclosure and indicate the amount by which the actual indebtedness exceeded the assumption used by Stout. Also revise in an appropriate location to disclose how the board considered this change in making its recommendation to shareholders to vote in favor of the transaction. In particular, please address whether the board considered obtaining an updated opinion from Stout regarding the fairness of the consideration. In addition, explain how the board considered the change in making its recommendation to shareholders in light of the fact that you did not obtain an updated opinion.

Treatment of Cooltech Capital Stock in the Merger, page 70

4.   As requested by prior comment 9, tell us if there are any risks under Cooltech's organizational documents or its governing state law from any non-pro rata distribution that you disclose. Include appropriate disclosure in your proxy statement/prospectus if necessary.

Cooltech's Business, page 100

5.   Please expand your revisions in response to prior comments 16 and 17 to clarify the nature of OneClick's arrangement with Apple. It is unclear what is meant by the term "authorized reseller." For example, is there a contract under which OneClick resells Apple products?

0% Series A Convertible Preferred Stock, page 131

6.   We note your response to prior comment 23. Your disclosure, however, continues to indicate that the Series A Convertible Preferred Stock will only be convertible if the holder owns in excess of 4.99% of InfoSonics common stock. As requested by our prior comment, reconcile your disclosure about the convertibility of the preferred stock in the fourth paragraph of this section with terms of the preferred stock in paragraph (e) on page E-5 of your proxy statement/prospectus.

Vernon A. LoForti
InfoSonics Corporation
November 15, 2017
Page 3

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: David J. Katz, Esq.
        Perkins Coie LLP